VF 3/6/03

**AM 3/3/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

03011108

SEC FILE NUMBER
8- 33478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 AND ENDING 12/31/02
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lifemark Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Tobey Village Office Park 40 Office Park Way
(No. and Street)

Pittsford New York 14534
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Micciche Jr. 585-385-3130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Daniel H. Kubiak, CPA
(Name – *if individual, state last, first, middle name*)

Tobey Village Office Park 80 Office Park Way Pittsford, NY 14534
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 27 2003 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 13 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 12 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Micciche, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LifeMark Securities Corp., as of February 26, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Lori A. Alberts
01AL6037661
Notary Public in the State of New York
Monroe County
Commission Expires Feb 22, 06

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DANIEL H. KUBIAK, CPA
CERTIFIED PUBLIC ACCOUNTANT

80 OFFICE PARK WAY
PITTSFORD, NY 14534

(585) 385-4840
FAX (585) 385-4335
E-MAIL: dan@kubiaktax.com

INDEPENDENT ACCOUNTANT'S REPORT

To the Board of Directors and Shareholders
LifeMark Securities Corp.
40 Office Park Way
Pittsford, New York 14534

I have audited the balance sheets of LIFEMARK SECURITIES CORP. (an S Corporation) as of December 31, 2002, and 2001, and the related statements of operations, and cash flows for the years then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain assurance about whether these financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures on the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LifeMark Securities Corp. (an S Corporation) as of December 31, 2002, and 2001, and statement of operations and cash flows for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

The company is exempt from SEC Rule 15c3-3 because it does not hold customer securities.

During my examination, no material inadequacies were found.

My audited computation of the net capital of LifeMark Securities Corp. (an S Corporation) agrees with the computation as presented in the Focus Report IIA.

Daniel H. Kubiak CPA

Daniel H. Kubiak, C.P.A.

February 25, 2003

LIFEMARK SECURITIES CORP.
BALANCE SHEET
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash, including $125,165 and $167,985 in interest-bearing accounts in 2002 and 2001, respectively	$ 225,858	$ 197,587
Commissions receivable	124,388	640,872
Accounts receivable	46,780	36,454
Prepaid expenses	14,732	14,732
Furniture and fixtures (Notes 1 and 2)	29,898	50,228
Total assets	$ 441,656	$ 939,873

LIABILITIES AND SHAREHOLDERS' EQUITY

	2002	2001
Current liabilities:		
Accounts payable	$ 72,604	$ 107,445
Commissions payable	87,641	586,133
Accrued payroll	16,944	25,503
Total current liabilities	177,189	719,081
Shareholders' equity		
Capital stock - no par value;		
Authorized 1,000,000 shares in 2002 and 1,000 in 2001 issued and outstanding, 867 shares	20,000	20,000
Additional paid-in capital	459,475	429,917
Shareholders' undistributed (deficit)	(204,982)	(229,125)
	274,493	220,792
Less: Treasury stock, at cost 148.79 shares in 2002	(10,026)	-0-
Total shareholders' equity	264,467	220,792
Total liabilities and shareholders' equity	$ 441,656	$ 939,873

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF OPERATIONS AND SHAREHOLDERS' UNDISTRIBUTED EARNINGS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Commissions income	$ 4,577,597	$ 8,176,172
Interest income	2,180	6,950
Miscellaneous income and reimbursed expenses	73,950	151,884
Total income	4,653,727	8,335,006
Operating expenses:		
Commission expense	3,746,553	7,643,247
Officers' salaries	136,504	196,546
Salary expense	377,094	436,825
Payroll taxes and benefits	70,408	77,439
Registration, dues and subscriptions	49,011	86,931
Rent expense, net	50,719	30,606
Utilities	6,246	6,530
Travel & meetings	15,624	23,372
Entertainment	1,329	14,788
Insurance expense	8,646	8,554
Officers life insurance	2,785	2,614
Office expense	30,185	44,275
Telephone and networking expense	27,988	35,427
Repairs and maintenance	5,450	5,366
Postage expense	7,087	17,081
Depreciation	20,330	25,296
Professional services	37,111	58,440
Computer expense	25,790	17,229
Training	8,578	4,961
State filing fees	588	2,441
Miscellaneous expense	1,558	3,113
Total operating expenses	4,629,584	8,741,081
Net income (loss)	24,143	(406,075)
Shareholders' undistributed (deficit) earnings - beginning	(229,125)	176,950
Shareholders' undistributed (deficit) - ending	$ (204,982)	$ (229,125)

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income (loss)	$ 24,143	$ (406,075)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	20,330	25,296
Decrease (increase) in commissions receivable	516,484	1,411,563
Decrease (increase) in accounts receivable and other assets	(10,326)	52,256
Increase (decrease) in accounts payable	(34,841)	(252,480)
Increase (decrease) in commissions payable	(498,492)	(1,261,058)
Increase (decrease) in accrued payroll	(8,559)	3,898
Total adjustments to net income	(15,404)	(20,525)
Cash provided (utilized) by operating activities:	8,739	(426,600)
Cash provided (utilized) by investing activities:		
Purchase of fixed assets	-0-	(12,480)
Additional paid in capital contributions	29,558	44,282
Purchase of treasury stock	(10,026)	-0-
Total cash provided by investing activities	19,532	31,802
Net increase (decrease) of cash	28,271	(394,798)
Cash at beginning of year	197,587	592,385
Cash at end of year	$ 225,858	$ 197,587

The accompanying notes are an integral part of the financial statement.

LIFEMARK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Revenue

The company operates in the securities industry under authority granted by the Securities and Exchange Commission. The company is primarily engaged in the sale of general securities and mutual funds. The company receives commissions generated by sales of these securities. Consequently the company's revenue is affected by the economic conditions affecting customers in areas in which it conducts its operations. At the close of 2002, the company operated ten offices located in seven states. The company is licensed to sell securities and/or insurance in forty-eight states.

B. Cash and Cash Equivalents

Cash consists of demand deposits in local banks, money market savings accounts and cash on hand. At times the company maintains balances in these accounts in excess of amounts covered by Federal Deposit Insurance.

C. Bad Debts

Bad debts are written off under the allowance method. For the years ending 2002 and 2001, it was determined that no allowance was required.

D. Fixed Assets

Property and equipment is stated at cost and is written off over the estimated useful life of the asset. Depreciation is computed using accelerated methods for book and tax purposes. Estimated useful lives are as follows:

Computers	5 years
Furniture and Fixtures	7 years

Expenditures that materially increase the asset life are capitalized, while ordinary maintenance and repairs are charged to operations as incurred. When assets are sold or retired, the cost and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in earnings.

E. Income Taxes

The company has elected, in accordance with the provision of both Section 660 of the Tax Law of New York State and Subchapter S of Chapter One of the Internal Revenue Code, not to be subject to income taxes at the corporate level. As a result, the company's net income or loss is included in the taxable income of the shareholders.

2 - FURNITURE AND FIXTURES

Furniture and fixtures are stated at cost and consist of the following:

	2002	2001
Computers	$ 146,829	$ 146,829
Fixtures	25,944	25,944
	172,773	172,773
Less: Accumulated depreciation	(142,875)	(122,545)
	$ 29,898	$ 50,228

Depreciation expense charged to operations for the years ended December 31, 2002 and 2001 amounted to $20,330 and $25,296, respectively.

3 - RENT

Effective January 1, 2000, the company entered into a new five year lease agreement for increased space at a monthly rental of $4,227 and the lease agreement contains a one year renewal option. The company subleased a portion of the premises for $1,829 per month in 2001. Total net rent expense amounted to $50,719 in 2002 and $30,606 in 2001.

4 - RETIREMENT PLAN

On September 29, 2000, the company established a SIMPLE IRA Plan for all employees. Under the terms of the Plan, employees may make a salary reduction contribution of up to $6,000 for any calendar year. For each year, the company may elect to make a matching contribution up to 3% of the employees yearly compensation, not to exceed $6,000. The company made the election for 2002 and 2001 and the expense amounted to $8,878 in 2002 and $8,978 in 2001.

5 - AUTHORIZED SHARES

On July 29, 2002, the company's Board of Directors approved an increase in the number of authorized common shares to 1,000,000. It also approved a 100 for 1 stock split which is payable to shareholders of record during 2003.

6 - TREASURY STOCK

In September 2002, the company made a tender offer to the shareholders to purchase their shares in the company. As of December 31, 2002, the company had repurchased 148.79 shares for a total of $10,026.

7 - NET CAPITAL COMPUTATION

Pursuant to SEC rule 15c3-1, the "Net Capital Rule", the company has the following information:

	2002	2001
Total assets	$ 441,656	$ 939,873
Less: Total liabilities	177,189	719,081
Net worth	264,467	220,792
Plus: Subordinated indebtedness	-0-	-0-
Adjusted net worth	264,467	220,792
Less: Non-liquid assets, net	103,307	151,892
Tentative net capital	161,160	68,900
Less: Haircuts	-0-	-0-
Net capital	$ 161,160	$ 68,900
Required net capital	$ 5,000	$ 5,000

8 - SUBORDINATED CLAIMS

For the period ended December 31, 2002, the company had no subordinated claims.